

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

February 12, 2010

<u>Via U.S. Mail and Fax</u>
Mr. David J. Field
Chief Executive Officer
Entercom Communications Corp.
401 City Avenue, Suite 809
Bala Cynwyd, Pennsylvania 19004

> **RE: Entercom Communications Corp.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed February 26, 2009**
>
> **Forms 10-Q for the quarterly periods ended March 31, 2009, June 30, 2009,**
> **and September 30, 2009**
> **File No. 001-14461**

Dear Mr. Field:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director